August 12, 2009

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 6

Transamerica Financial Life Insurance Company

TFLIC Series Life Account

TFLIC Freedom Elite Builder II (File No. 333-113442/811-8878)

Filer CIK No.: 000093275

Dear Sir or Madam:

On behalf of Transamerica Financial Life Insurance Company and TFLIC Series Life Account (the “Account”), we have enclosed for electronic filing, Post-Effective Amendment No. 6 (“Amendment”) to the Form N-6 Registration Statement of the Freedom Elite Builder II (the “Policy”) being funded through the Account. This filing has been marked to show changes from the previous post-effective amendment for the Policy.

This Amendment is being filed pursuant to Rule 485(a) of the Securities Act of 1933 to add disclosure regarding the Commissioners 2001 Standard Ordinary Tobacco and Non-Tobacco Mortality Tables.

If you have any questions concerning this filing, please do not hesitate to call me at (727) 299-1747 or Arthur D. Woods, Esq. at (727) 299-1830.

Very truly yours,

/s/ Gayle A. Morden
Gayle A. Morden
Compliance Manager – AFP Life Products

Enclosures
cc:	Arthur D. Woods, Esq.
Mary Jane Wilson-Bilik, Esq.
Priscilla Hechler